UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2012

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION INCLUDED IN THIS REPORT

1.	Quarterly Report for the First Quarter of the 144th Fiscal Year filed on August 9, 2012

On August 9, 2012, the registrant filed its Quarterly Report (Shihanki Houkokusho) with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan. This Quarterly Report contains, among other information, Quarterly Consolidated Financial Statements for the three month period ended June 30, 2012.

Material information in the report, other than the Quarterly Consolidated Financial Statements, has already been reported by the registrant in its press release dated July 31, 2012, a copy of which was submitted under cover of Form 6-K on August 2, 2012 by the registrant.

Attached is an English translation of the registrant’s Quarterly Consolidated Financial Statements for the three month ended June 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: August 10, 2012	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

[Quarterly Consolidated Financial Statements]

Consolidated Balance Sheets (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

June 30, 2012 and March 31, 2012

	June 30, 2012		March 31, 2012
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Assets
Current assets
Cash and cash equivalents	¥89,776		¥83,079
Time deposits	344		907
Trade notes and accounts receivable (Note 3)	478,892		559,749
Inventories (Note 4)	615,400		612,359
Deferred income taxes and other current assets (Notes 7, 10, 11 and 12)	146,298		144,278

Total current assets	1,330,710	59.3	1,400,372	60.3

Long-term trade receivables (Note 3)	193,243	8.6	184,294	8.0

Investments
Investments in and advances to affiliated companies	19,778		20,565
Investment securities (Notes 5, 11 and 12)	46,359		54,192
Other	2,300		2,582

Total investments	68,437	3.0	77,339	3.3

Property, plant and equipment —less accumulated depreciation and amotization of ¥652,259 million at June 30, 2012 and ¥656,248 million at March 31, 2012	521,955	23.3	529,656	22.8

Goodwill	30,569	1.4	31,229	1.4

Other intangible assets — less accumulated amotization	55,619	2.5	57,953	2.5

Deferred income taxes and other assets (Notes 7, 10, 11 and 12)	43,760	1.9	39,686	1.7

	¥2,244,293	100.0	¥2,320,529	100.0

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

	June 30, 2012		March 31, 2012
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Liabilities and Equity
Current liabilities
Short-term debt	¥227,659		¥215,824
Current maturities of long-term debt (Notes 11 and 12)	132,752		119,457
Trade notes, bills and accounts payable	249,873		273,460
Income taxes payable	16,418		23,195
Deferred income taxes and other current liabilities (Notes 7, 10, 11 and 12)	208,157		231,774

Total current liabilities	834,859	37.2	863,710	37.2

Long-term liabilities
Long-term debt (Notes 11 and 12)	295,521		312,519
Liability for pension and retirement benefits	49,943		50,685
Deferred income taxes and other liabilities (Notes 7, 10, 11 and 12)	38,179		36,158

Total long-term liabilities	383,643	17.1	399,362	17.2

Total liabilities	1,218,502	54.3	1,263,072	54.4

Commitments and contingent liabilities (Note 9)	—		—

Equity
Komatsu Ltd. shareholders’ equity
Common stock:
Authorized 3,955,000,000 shares at June 30, 2012 and at March 31, 2012
Issued 983,130,260 shares at June 30, 2012 and at March 31, 2012	67,870		67,870
Outstanding 952,333,808 shares at June 30, 2012 and 952,261,022 shares at March 31, 2012
Capital surplus	138,384		138,384
Retained earnings:
Appropriated for legal reserve	38,250		37,954
Unappropriated	963,160		951,395
Accumulated other comprehensive income (loss) (Notes 5, 10 and 12)	(180,924)		(142,389)
Treasury stock at cost, 30,796,452 shares at June 30, 2012 and 30,869,238 shares at March 31, 2012	(43,416)		(43,518)

Total Komatsu Ltd. shareholders’ equity	983,324	43.8	1,009,696	43.5

Noncontrolling interests	42,467	1.9	47,761	2.1

Total equity	1,025,791	45.7	1,057,457	45.6

	¥2,244,293	100.0	¥2,320,529	100.0

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Three months ended June 30, 2012 and 2011

Consolidated Statements of Income

	Three months ended June 30, 2012		Three months ended June 30, 2011
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Net sales	¥469,948	100.0	¥494,177	100.0
Cost of sales (Note 10)	343,155	73.0	356,637	72.2
Selling, general and administrative expenses (Note 6)	71,529	15.2	69,428	14.0
Other operating income, net	454	0.1	257	0.1

Operating income	55,718	11.9	68,369	13.8

Other income (expenses), net	(4,476)		72
Interest and dividend income	1,316	0.3	1,295	0.3
Interest expense	(2,123)	(0.5)	(1,888)	(0.4)
Other, net (Notes 5, 10 and 12)	(3,669)	(0.8)	665	0.1

Income before income taxes and equity in earnings of affiliated companies	51,242	10.9	68,441	13.8

Income taxes (Note 7)
Current	14,604		16,741
Deferred	2,540		(5,605)

Total	17,144	3.6	11,136	2.3

Income before equity in earnings of affiliated companies	34,098	7.3	57,305	11.6
Equity in earnings of affiliated companies	230	0.0	581	0.1

Net income	34,328	7.3	57,886	11.7

Less net income attributable to noncontrolling interests	(2,204)	(0.5)	(2,180)	(0.4)
Net income attributable to Komatsu Ltd.	¥32,124	6.8	¥55,706	11.3

	Yen
	Three months ended June 30, 2012	Three months ended June 30, 2011
Net income attributable to Komatsu Ltd. per share (Note 8)
Basic	¥33.73	¥57.55
Diluted	33.71	57.50
Cash dividends per share (Note 14)	21.00	20.00

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Three months ended June 30, 2012	Three months ended June 30, 2011
	Millions of yen	Millions of yen
Net income	¥34,328	¥57,886
Other comprehensive income (loss), for the period, net of tax (Notes 5, 10 and 12)
Foreign currency translation adjustments	(38,800)	(10,662)
Net unrealized holding gains (losses) on securities available for sale	(4,432)	(2,243)
Pension liability adjustments	564	(196)
Net unrealized holding gains (losses) on delivative instruments	1,361	520

Total	(41,307)	(12,581)

Comprehensive income (loss)	(6,979)	45,305
Comprehensive income (loss) attributable to noncontrolling interests	(568)	1,743

Comprehensive income (loss) attributable to Komatsu Ltd.	¥(6,411)	¥43,562

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Equity (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Three months ended June 30, 2012	Millions of yen

			Retained earnings		Accumulated		Total Komatsu
	Common stock	Capital surplus	Appropriated for legal reserve	Unappropriated	other comprehensive income (loss)	Treasury stock	Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	¥67,870	¥138,384	¥37,954	¥951,395	¥(142,389)	¥(43,518)	¥1,009,696	¥47,761	¥1,057,457

Cash dividends (Note 14)				(20,009)			(20,009)	(4,760)	(24,769)
Transfer to retained earnings appropriated for legal reserve			296	(296)			—		—
Other changes							—	34	34
Comprehensive income(loss)
Net income				32,124			32,124	2,204	34,328
Other comprehensive income(loss), for the period, net of tax
Foreign currency translation adjustments					(36,162)		(36,162)	(2,638)	(38,800)
Net unrealized holding gains (losses) on securities available for sale					(4,432)		(4,432)		(4,432)
Pension liability adjustments					559		559	5	564
Net unrealized holding gains (losses) on derivative instruments (Note 10)					1,500		1,500	(139)	1,361

Comprehensive income (loss)							(6,411)	(568)	(6,979)

Issuance and exercise of stock acquisition rights (Note 6)							—		—
Purchase of treasury stock						(5)	(5)		(5)
Sales of treasury stock				(54)		107	53		53

Balance at June 30, 2012	¥67,870	¥138,384	¥38,250	¥963,160	¥(180,924)	¥(43,416)	¥983,324	¥42,467	¥1,025,791

Three months ended June 30, 2011	Millions of yen

			Retained earnings		Accumulated		Total Komatsu
	Common stock	Capital surplus	Appropriated for legal reserve	Unappropriated	other comprehensive income (loss)	Treasury stock	Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	¥67,870	¥140,523	¥34,494	¥847,153	¥(131,059)	¥(35,138)	¥923,843	¥48,837	¥972,680

Cash dividends (Note 14)				(19,369)			(19,369)	(6,063)	(25,432)
Transfer to retained earnings appropriated for legal reserve			2,653	(2,653)			—		—
Other changes							—	(3,881)	(3,881)
Comprehensive income(loss)
Net income				55,706			55,706	2,180	57,886
Other comprehensive income(loss), for the period, net of tax
Foreign currency translation adjustments					(10,241)		(10,241)	(421)	(10,662)
Net unrealized holding gains (losses) on securities available for sale					(2,243)		(2,243)		(2,243)
Pension liability adjustments					(196)		(196)		(196)
Net unrealized holding gains (losses) on derivative instruments (Note 10)					536		536	(16)	520

Comprehensive income(loss)							43,562	1,743	45,305

Issuance and exercise of stock acquisition rights (Note 6)		(61)					(61)		(61)
Purchase of treasury stock						(216)	(216)		(216)
Sales of treasury stock		120				178	298		298

Balance at June 30, 2011	¥67,870	¥140,582	¥37,147	¥880,837	¥(143,203)	¥(35,176)	¥948,057	¥40,636	¥988,693

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Cash Flows (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Three months ended June 30, 2012 and 2011

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2011
Operating activities
Net income	¥34,328	¥57,886
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	21,138	20,356
Deferred income taxes	2,540	(5,605)
Net loss (gain) from sale of investment securities and subsidiaries	70	(130)
Net loss (gain) on sale of property	(132)	(236)
Loss on disposal of fixed assets	272	388
Pension and retirement benefits, net	359	(838)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	47,612	5,160
Decrease (increase) in inventories	(33,942)	(57,626)
Increase (decrease) in trade payables	(20,090)	(14,083)
Increase (decrease) in income taxes payable	(5,868)	(18,466)
Other, net	(6,268)	7,249

Net cash provided by (used in) operating activities	40,019	(5,945)

Investing activities
Capital expenditures	(32,382)	(24,067)
Proceeds from sale of property	2,304	2,991
Proceeds from sale of available for sale investment securities	418	410
Purchases of available for sale investment securities	(1)	(333)
Acquisition of subsidiaries and equity investees, net of cash acquired	283	(5,107)
Collection of loan receivables	591	213
Disbursement of loan receivables	(206)	(61)
Decrease (increase) in time deposits, net	614	(504)

Net cash provided by (used in) investing activities	(28,379)	(26,458)

Financing activities
Proceeds from long-term debt	37,480	61,355
Repayments on long-term debt	(32,932)	(7,740)
Increase (decrease) in short-term debt, net	19,320	20,806
Repayments of capital lease obligations	(2,380)	(17,524)
Sale (purchase) of treasury stock, net	50	23
Dividends paid	(20,009)	(19,369)
Other, net	(3,244)	(4,925)

Net cash provided by (used in) financing activities	(1,715)	32,626

Effect of exchange rate change on cash and cash equivalents	(3,228)	(1,398)

Net increase (decrease) in cash and cash equivalents	6,697	(1,175)
Cash and cash equivalents, beginning of year	83,079	84,224

Cash and cash equivalents, end of period	¥89,776	¥83,049

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Komatsu Ltd. and Consolidated Subsidiaries

Three months ended June 30, 2012 and 2011

Notes to Quarterly Consolidated Financial Statements (Unaudited)

1. Basis of Quarterly Financial Statement Presentation and Summary of Significant Accounting Policies

Basis of Quarterly Financial Statement Presentation

Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) prepare and present the accompanying quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Summary of Significant Accounting Policies

The Company adopted the Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, starting in the first quarter period of FY2012, ending March 31, 2013. The Update requires an entity to report comprehensive income either in a single continuous financial statement (one-statement approach) or in two separate but consecutive statements (two-statement approach). Concerning ASU2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in ASU 2011-05, however, the effective date for amendments to the presentation of reclassification of items out of other comprehensive income has been deferred. ASU2011-05 being a disclosure regulation, such adoption did not have any impact on the Company’s financial position and results of operations.

Excluding the above, there is no material change for Summary of Significant Accounting Policies stated in annual report for the year ended March 31, 2012.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the three months ended June 30, 2012 and 2011 are as follows:

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2011
Additional cash flow information:
Interest paid	¥2,507	¥1,848
Income taxes paid	22,301	35,358
Noncash investing and financing activities:
Capital lease obligations incurred	¥976	¥241

3. Allowance for Doubtful Receivables

At June 30, 2012 and at March 31, 2012, allowances for doubtful receivables deducted from “Trade notes and accounts receivable” and “Long-term trade receivables” are ¥14,026 million and ¥15,243 million, respectively.

4. Inventories

At June 30, 2012 and at March 31, 2012, inventories comprised the following:

	Millions of yen
	June 30, 2012	March 31, 2012
Finished products, including finished parts held for sale	¥421,560	¥422,001
Work in process	150,279	141,302
Materials and supplies	43,561	49,056

Total	¥615,400	¥612,359

5. Investment Securities

Investment securities at June 30, 2012 and at March 31, 2012 primarily consisted of securities available for sale.

Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at June 30, 2012 and at March 31, 2012 are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At June 30, 2012
Investment securities:
Marketable equity securities available for sale	¥19,891	¥19,206	¥222	¥38,875

Other investment securities at cost	7,484

	¥27,375

At March 31, 2012
Investment securities:
Marketable equity securities available for sale	¥19,890	¥26,072	¥29	¥45,933

Other investment securities at cost	8,259

	¥28,149

Other investment securities primarily include non-marketable equity securities. The fair value of other investment securities was not estimated as it was not practicable to estimate the fair value of investments and no significant events or changes that might have effected the fair value of those investments were observed.

Proceeds from the sales of investment securities available for sale were ¥418 million and ¥410 million for the three months ended June 30, 2012 and 2011, respectively.

Impairment losses and net realized gains or losses from sale of investment securities available for sale during the three months ended June 30, 2012 and 2011 amounted to losses of ¥70 million and gains of ¥130 million, respectively. Such gains and losses were included in other income (expenses), net in the accompanying consolidated statements of income.

The cost of the investment securities sold was computed based on the average-cost method.

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at June 30,2012 and March 31, 2012 are as follows:

	Millions of yen
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
At June 30, 2012
Investment securities:
Marketable equity securities available for sale	¥988	¥222	¥—	¥—	¥988	¥222

At March 31, 2012
Investment securities:
Marketable equity securities available for sale	¥272	¥29	¥—	¥—	¥272	¥29

Komatsu judged the decline in fair value of investment securities to be temporary at June 30, 2012 and at March 31,2012, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

6. Share-Based Compensation

The Company intends to transfer the Company’s shares to directors and certain employees and certain directors of subsidiaries under an agreement granting the right for them to request such transfers at a predetermined price.

Komatsu recognizes compensation expense using the fair value method. For the three months ended June 30, 2012 and 2011, no compensation expense was recorded as no right was granted.

7. Income Taxes

The effective tax rates for the three months ended June 30, 2012 and 2011 were 33.5% and 16.3%. At the three months ended June 30, 2011, the differences between the effective tax rate and the Japanese statutory tax rate 40.8% include a decrease of the valuation allowance of ¥12,686 million (18.5% on income before income taxes and equity in earnings of affiliated companies) by a change in assessment about the likelihood of recovery of a deferred tax asset related to the decision of the merger between Komatsu Rental Ltd. and the Company during the three months ended June 30, 2011.

8. Net Income Attributable to Komatsu Ltd. per Share

A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2011
Net income attributable to Komatsu Ltd.	¥32,124	¥55,706

	Number of shares
	Three months ended June 30, 2012	Three months ended June 30, 2011
Weighted average common shares outstanding, less treasury stock	952,310,027	967,942,471
Dilutive effect of:
Stock options	757,193	877,259

Weighted average diluted common shares outstanding	953,067,220	968,819,730

	Yen
	Three months ended June 30, 2012	Three months ended June 30, 2011
Net income attributable to Komatsu Ltd. per share:
Basic	¥33.73	¥57.55
Diluted	¥33.71	¥57.50

9. Contingent Liabilities

At June 30, 2012 and at March 31, 2012, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥719 million and ¥1,875 million, respectively.

Komatsu provides guarantees to third parties of loans of the employees, affiliated companies, customers and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies, customers and other companies are made to enhance the credit of those companies.

For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 11 years in the case of loans relating to the affiliated companies, customers and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default was ¥83,470 million and ¥92,955 million at June 30, 2012 and at March 31, 2012, respectively. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at June 30, 2012 was insignificant. Certain of those guarantees were secured by collateral and insurance issued to Komatsu.

Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial statements.

Komatsu has business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

10. Derivative Financial Instruments

Notional principal amounts of derivative financial instruments outstanding at June 30, 2012 and at March 31, 2012 are as follows:

	Millions of yen
	June 30, 2012	March 31, 2012
Forwards and options:
Sale of foreign currencies	¥149,222	¥129,282
Purchase of foreign currencies	64,036	78,859
Option contracts (purchased)	238	247
Interest rate swaps, cross-currency swaps and interest rate cap agreements	78,996	83,014

Fair values of derivative instruments at June 30, 2012 and at March 31, 2012 on the consolidated balance sheets are as follows (Notes 11 and 12):

	Millions of yen
	June 30, 2012
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥1,227	Deferred income taxes and other current liabilities	¥99
	Deferred income taxes and other assets	77	Deferred income taxes and other liabilities	134
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	7	Deferred income taxes and other current liabilities	1,170

Total		¥1,311		¥1,403

	Derivative Assets		Derivative Liabilities
Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥1,099	Deferred income taxes and other current liabilities	¥1,214
	Deferred income taxes and other assets	71	Deferred income taxes and other liabilities	—
Option contracts	Deferred income taxes and other current assets	5	Deferred income taxes and other current liabilities	—
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	1,362	Deferred income taxes and other current liabilities	385
	Deferred income taxes and other assets	588	Deferred income taxes and other liabilities	5

Total		¥3,125		¥1,604

Total Derivative Instruments		¥4,436		¥3,007

	Millions of yen
	March 31, 2012
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥1,681	Deferred income taxes and other current liabilities	¥5,578
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	105
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	21	Deferred income taxes and other current liabilities	750

Total		¥1,702		¥6,433

	Derivative Assets		Derivative Liabilities
Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥569	Deferred income taxes and other current liabilities	¥2,805
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	55
Option contracts	Deferred income taxes and other current assets	5	Deferred income taxes and other current liabilities	—
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	1,102	Deferred income taxes and other current liabilities	418
	Deferred income taxes and other assets	467	Deferred income taxes and other liabilities	9

Total		¥2,143		¥3,287

Total Derivative Instruments		¥3,845		¥9,720

The effects of derivative instruments on the consolidated statements of income and consolidated statements of comprehensive income for the three months ended June 30, 2012 and 2011 are as follows:

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Three months ended June 30, 2012
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥4,028	Other income (expenses), net: Other, net	¥1,270	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(299)	—	—	—	—

Total	¥3,729		¥1,270		¥—

	Millions of yen
	Three months ended June 30, 2011
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥1,797	Other income (expenses), net: Other, net	¥852	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(33)	—	—	—	—

Total	¥1,764		¥852		¥—

*	OCI stands for other comprehensive income (loss).

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Three months ended June 30, 2012
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥1,905
Option contracts	Other income (expenses), net: Other, net	1
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(77)
	Other income (expenses), net: Other, net	307

Total		¥2,136

	Millions of yen
	Three months ended June 30, 2011
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(735)
Option contracts	Other income (expenses), net: Other, net	1
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(66)
	Other income (expenses), net: Other, net	975

Total		¥175

11.	Fair Values of Financial Instruments

(1)	Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Other Current Assets, Short-Term Debt, Trade Notes, Bills and Accounts Payables, and Other Current Liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

(2)	Investment Securities, Marketable Equity Securities

The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.

(3)	Long-Term Trade Receivables, Including Current Portion

The fair values of long-term trade receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.

(4)	Long-Term Debt, Including Current Portion(Note 12)

The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity and is classified in Level 2 in the fair value hierarchy.

(5)	Derivatives(Notes 10 and 12)

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest swap agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, at June 30, 2012 and at March 31, 2012, are summarized as follows:

	Millions of yen
	June 30, 2012		March 31, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities, marketable equity securities	¥38,875	¥38,875	¥45,933	¥45,933
Long-term debt, including current portion	428,273	422,930	431,976	429,357
Derivatives:
Forwards and options
Assets	2,479	2,479	2,255	2,255
Liabilities	1,447	1,447	8,543	8,543
Interest rate swaps, cross-currency swaps and interest rate cap agreements
Assets	1,957	1,957	1,590	1,590
Liabilities	1,560	1,560	1,177	1,177

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

12. Fair value measurements

Financial Accounting Standards Board Accounting Standard Codification™ (“ASC”) 820, “Fair Value Measurements and Disclosures” defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 –	Quoted prices in active markets for identical assets or liabilities

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3 –	Unobservable inputs for the assets or liabilities

Assets and liabilities that are measured at fair value on a recurring basis

The fair value hierarchy levels of assets and liabilities that are measured at fair value on a recurring basis at June 30, 2012 and at March 31, 2012 are as follows:

	Millions of yen
	Level 1	Level 2	Level 3	Total
June 30, 2012
Assets
Investment securities available for sale
Manufacturing industry	¥21,677	¥—	¥—	¥21,677
Financial service industry	14,872	—	—	14,872
Other	2,326	—	—	2,326
Derivatives
Forward contracts	—	2,474	—	2,474
Option contracts	—	5	—	5
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,957	—	1,957

Total	¥38,875	¥4,436	¥—	¥43,311

Liabilities
Derivatives
Forward contracts	¥—	¥1,447	¥—	¥1,447
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,560	—	1,560
Other	—	51,352	604	51,956

Total	¥—	¥54,359	¥604	¥54,963

	Millions of yen
	Level 1	Level 2	Level 3	Total
March 31, 2012
Assets
Investment securities available for sale
Manufacturing industry	¥27,172	¥—	¥—	¥27,172
Financial service industry	16,166	—	—	16,166
Other	2,595	—	—	2,595
Derivatives
Forward contracts	—	2,250	—	2,250
Option contracts	—	5	—	5
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,590	—	1,590

Total	¥45,933	¥3,845	¥—	¥49,778

Liabilities
Derivatives
Forward contracts	¥—	¥8,543	¥—	¥8,543
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,177	—	1,177
Other	—	53,103	752	53,855

Total	¥—	¥62,823	¥752	¥63,575

Investment securities available for sale

Marketable equity securities are classified in Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.

Derivatives (Notes 10 and 11)

Derivatives primarily represent foreign exchange contracts and interest rate swap agreements. The fair value of foreign exchange contracts is based on a valuation model that discounts cash flows resulting from the differential between contract rate and the market-based forward rate and is classified in Level 2 in the fair value hierarchy. The fair value of interest rate swap agreements is based on a valuation model that discounts cash flows based on the terms of the contract and the swap curves and is classified in Level 2 in the fair value hierarchy.

Other

Other primarily represents loans which are measured at fair value under the Fair Value Option of FASB ASC 825, “Financial Instruments”. The fair value of loans is based on a valuation model based on market yield curve data and credit spread data and is classified in Level 2 in the fair value hierarchy. The credit spread data was obtained through use of credit default swaps for each counterparty.

The following table summarizes information about changes of Level 3 for the three months ended June 30, 2012 and 2011.

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2011
Balance, beginning of year	¥(752)	¥(859)
Total gains or losses (realized / unrealized)	148	(20)
Included in earnings	124	(45)
Included in other comprehensive income (loss)	24	25
Total purchases, issuances and settlements	—	—
Purchases	—	—
Issuances	—	—
Settlements	—	—

Balance, end of period	¥(604)	¥(879)

The amounts of unrealized gains and losses on classified in Level 3 liabilities recognized in earnings for the three months ended June 30, 2012 and 2011 related to liabilities still held at June 30, 2012 and 2011 were gains of ¥124 million and losses of ¥45 million, respectively. These gains and losses were reported in other income (expenses), net of the consolidated statements of income.

Assets and liabilities that are measured at fair value on a non-recurring basis

During three months ended June 30, 2012 and 2011 assets and liabilities that were measured at fair value on a non-recurring basis were not material.

13. Committed Credit Lines

Certain consolidated subsidiaries maintain committed credit line agreements totaling ¥49,831 million and ¥58,395 million, respectively, at June 30, 2012 and at March 31, 2012 with financial institutions to secure liquidity. At June 30, 2012 and at March 31, 2012, ¥9,646 million and ¥12,544 million, respectively, were available to be used under such credit line agreements.

14. Dividends

Three months ended June 30, 2012

Payment amount of dividends

Resolution	Type of stock	Aggregate amount of dividends (Millions of yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 20, 2012	Common stock	20,008	Retained earnings	21	March 31, 2012	June 21, 2012

Note: The amount is rounded down to nearest million yen.

Three months ended June 30, 2011

Payment amount of dividends

Resolution	Type of stock	Aggregate amount of dividends (Millions of yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 22, 2011	Common stock	19,369	Retained earnings	20	March 31, 2011	June 23, 2011

Note: The amount is rounded down to nearest million yen.

15. Business Segment and Geographic Information

Komatsu has two operating segments: 1) Construction, Mining and Utility Equipment 2) Industrial Machinery and Others.

The accounting policies used by the segments are the same as those used in the preparation of the quarterly consolidated financial statements.

Segment profit is determined by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.

Operating segments:

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2011
Net sales:

Construction, Mining and Utility Equipment—
External customers	¥428,921	¥435,324
Intersegment	855	1,306

Total	429,776	436,630
Industrial Machinery and Others—
External customers	41,027	58,853
Intersegment	2,059	1,716

Total	43,086	60,569
Elimination	(2,914)	(3,022)

Consolidated	¥469,948	¥494,177

Segment profit:

Construction, Mining and Utility Equipment	¥54,202	¥60,886
Industrial Machinery and Others	2,376	8,844

Total segment profit	56,578	69,730
Corporate expenses and elimination	(1,314)	(1,618)

Total	55,264	68,112
Other operating income, net	454	257
Operating income	55,718	68,369
Interest and dividend income	1,316	1,295
Interest expense	(2,123)	(1,888)
Other, net	(3,669)	665

Consolidated income before income taxes and equity in earnings of affiliated companies	¥51,242	¥68,441

Business categories and principal products and services included in each operating segment are as follows:

a.	Construction, Mining and Utility Equipment:

Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines and components, casting products and logistics

b.	Industrial Machinery and Others:

Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others

Transfers between segments are made at estimated arm’s-length prices.

Geographic information:

Net sales determined by customer location for the three months ended June 30, 2012 and 2011 are as follows:

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2011
Japan	¥80,726	¥83,931
The Americas	129,090	109,062
Europe and CIS	55,074	53,646
China	47,311	101,904
Asia (excluding Japan and China) and Oceania	130,096	116,033
Middle East and Africa	27,651	29,601

Consolidated net sales	¥469,948	¥494,177

Net sales determined by geographic origin for the three months ended June 30, 2012 and 2011 are as follows:

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2011
Japan	¥148,455	¥171,699
U.S.A.	124,989	102,577
Europe and CIS	52,240	57,162
China	37,529	73,535
Others	106,735	89,204

Consolidated net sales	¥469,948	¥494,177

Other than in Japan, U.S.A. and China, no individual country had a material impact on net sales to external customers.

There were no sales to a single major external customer for the three months ended June 30, 2012 and 2011.

16. Subsequent Event

There was no significant subsequent event to be disclosed.